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EXHIBIT 12


                         ADVANTA CORP. AND SUBSIDIARIES
         CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                       Three Months Ended              Nine Months Ended
                                          September 30,                   September 30,
--------------------------------------------------------------------------------------------
                                      1999            1998            1999           1998(A)
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
Net earnings                       $  14,178       $  15,025       $  33,263       $ 443,282

Federal and state
 income taxes                          9,256           6,439          21,564         (11,013)
Earnings before income taxes          23,434          21,464          54,827         432,269
Fixed charges:
  Interest                            41,935          39,165         128,529         142,935
  One-third of all rentals               771             583           2,364           2,006
  Preferred stock dividend
   of subsidiary trust                 2,248           2,248           6,743           6,743
  Total fixed charges                 44,954          41,996         137,636         151,684
Earnings before income taxes
 and fixed charges                    68,388          63,460         192,463         583,953
Ratio of earnings to fixed
 charges (B)                           1.52x           1.51x           1.40x           3.85x

(A) Earnings before income taxes in 1998 include a $541.3 million gain on the transfer of the consumer credit card business and $125.1 million of other charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Fleet Transaction/Tender Offer; expense associated with exited business/product; and asset impairment.

(B) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.